BANCO ITAÚ HOLDING FINANCEIRA S.A.
CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE. 35300010230

Authorized Capital: up to 200,000,000 shares
Subscribed and Paid-in Capital: R$ 8,300,000,000.00 – 115,496,537 shares

MATERIAL FACT

Convening Notice

EXTRAORDINARY GENERAL MEETING

The Board of Directors of BANCO ITAÚ HOLDING FINANCEIRA S.A. invite its Stockholders to an Extraordinary General Meeting to be held on August 22 2005 at 3 p.m. in the auditorium at the company’s registered offices at Praça Alfredo Egydio de Souza Aranha, 100, in the city of São Paulo, to examine the Board of Director’s proposal for:

1)

cancellation of 2,202,408 book entry shares issued by the company, held as treasury stock, being made up of 2,408 common and 2,200,000 preferred shares, with no reduction in the value of the capital stock;

2)	increasing the limits for authorized capital from 200,000,000 to 2,000,000,000 book entry shares with no par value, being 1,000,000,000 common and 1,000,000,000 preferred shares;

3)

a stock split in a ratio of 900% of the existing 113,294,129 shares making up the subscribed capital stock, including the proposed cancellation in item 1 above, total book entry shares increasing to 1,132,941,290 with no par value, being 605,963,420 common and 526,977,870 preferred shares, with no alteration in the monetary expression of the capital stock;

3.1)

as a result of the stock split: a) the stockholders shall receive free of cost 9 (nine) new shares for each existing share of the same type currently held; b) monthly payment of interest on equity capital shall be adjusted in the same ratio as the stock split, that is from the existing R$ 0.21 per share to the adjusted R$ 0.021 per share;

3.2)

simultaneously to the operation in the Brazilian Market, the securities traded in the International Market shall be split as follows: a) in the United States market (NYSE), where currently every 2 (two) ADR’s — American Depositary Receipts represent 1 (one) preferred share, the ADR’s shall be split by a ratio of 400%, investors receiving free of cost 4 (four) new ADR’s for each ADR currently held; as a result, each ADR shall represent 1 (one) preferred share; b) in the Argentinean Market (BCBA), where currently each CEDEAR – Certificado de Depósito Argentino represents 1 (one) preferred share, the CEDEAR’s shall be split by a ratio of 900%, investors receiving free of cost 9 (nine) new CEDEAR’s for each CEDEAR currently held; consequently, each CEDEAR shall continue to represent 1 (one) preferred share;

4)

alter the wording of Article 3 (“caption sentence” and 3.1) of the Bylaws to register the new quantities of shares resulting from the preceding items and the consequent adjustment in the value of the minimum annual dividend of R$ 0.55 per share to R$ 0.055 per share.

São Paulo-SP, August 1 2005.
BOARD OF DIRECTORS
OLAVO EGYDIO SETUBAL
Chairman

(for more information please see site www.itauri.com.br)

ALFREDO EGYDIO SETUBAL
Investor Relations Officer